Exhibit 99.1

For Immediate Release

Contact: Harvey Grossblatt, CEO

Universal Security Instruments, Inc.

(410) 363-3000, Ext. 224

or

Zachary Mizener

Lambert & Co.

(315) 529-2348

Universal Security Instruments Reports First-Quarter Results

OWINGS MILLS, Md. August 19, 2024 - Universal Security Instruments, Inc. (NYSE Amex: UUU) today announced results for its fiscal quarter ended June 30, 2024.

The Company reported sales of $4,598,516 for the quarter ended June 30, 2024, versus $6,698,771 for the comparable period of last year.  The Company reported a net loss of $442,206 or $(0.19) per basic and diluted share, compared to net income of $165,130, or $0.07 per basic and diluted share, for the same period last year.

Harvey Grossblatt - President and CEO said: “Sales were lower due to supply chain delays in obtaining components for the Company’s security products, and gross margins were reduced in the June quarter by higher ocean freight and component costs.”

UNIVERSAL SECURITY INSTRUMENTS, INC. is a distributor of safety and security devices. Founded in 1969, the Company has an over 55-year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms.  For more information on Universal Security Instruments, visit our website at www.universalsecurity.com.

------------------------------------------------------------

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, currency fluctuations, the impact of current and future laws and governmental regulations, and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

-- more --

Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended June 30,
	2024	2023
Sales	$4,598,516	$6,698,771

Net (Loss) Income:	(442,206)	165,130
Net (Loss) Income per share – basic and diluted	(0.19)	0.07

Weighted average number of common shares outstanding:
Basic and diluted	2,312,887	2,312,887

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS
	June 30, 2024	June 30, 2023
Cash	$321,539	$240,817

Accounts receivable and amount due from factor	2,955,164	4,670,947
Inventory	5,106,588	2,878,373
Prepaid expense	132,241	280,594

TOTAL CURRENT ASSETS	8,515,532	8,070,731

PROPERTY, EQUIPMENT AND INTANGIBLE ASSETS–NET	149,925	313,550

TOTAL ASSETS	$8,665,457	$8,384,281

LIABILITIES AND SHAREHOLDERS’ EQUITY

Line of credit – factor	$2,223,419	$1,370,299

Short-term portion of operating lease liability	132,659	153,095
Accounts payable	1,526,605	831,915
Accrued liabilities	261,953	372,366
TOTAL CURRENT LIABILITIES	4,144,636	2,727,675

LONG-TERM OPERATING LEASE LIABILITY	—	132,659
TOTAL LONG-TERM LIABILITIES	—	132,659

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,312,887 at June 30, 2024 and 2023	23,129	23,129
Additional paid-in capital	12,885,841	12,885,841
Accumulated Deficit	(8,388,149)	(7,385,023)

TOTAL SHAREHOLDERS’ EQUITY	4,520,821	5,523,947
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$8,665,457	$8,384,281